

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 10, 2011

<u>Via Facsimile</u>
Mr. Robert H. Miller
Chief Executive Officer
Abakan Inc.
2665 South Bayshore Drive, Suite 450
Miami, FL 33133

   Re: **Abakan Inc.**
       Current Report on Form 8-K
       Filed July 13, 2011
       Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2010
       Filed December 21, 2010
       Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2010
       Filed January 10, 2011
       Quarterly Report on Form 10-Q for the Quarter Ended November 30, 2010
       Filed January 19, 2011
       Quarterly Report on Form 10-Q for the Quarter Ended February 28, 2011
       Filed April 19, 2011
       Current Report on Form 8-K
       Filed March 25, 2011
       File No. 000-52784

Dear Mr. Miller:

   We have reviewed your filings and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K Filed July 13, 2011

General

1. We note from your disclosure on pages 3 and 4 that pursuant to an investment agreement you purchased a 34% equity interest in MesoCoat on December 11, 2009 and filed a current report on Form 8-K on December 17, 2009 to disclose your entry into the investment agreement. We further note that the December 17, 2009 current report did not include Item 2.01 disclosure for the transaction. Please provide us your analysis as to why you believed that you did not need to include such disclosure in the current report. In doing, please address the definition of "significant amount of assets" in Instruction 4 to Item 2.01 of Form 8-K.

Forward- Looking Statements, page 3

2. We note the statement "A safe-harbor provision may not be applicable to the forward looking statements made in this current report." Please revise your disclosure to clarify whether you are eligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995 for forward looking statements. <u>See</u> Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act. Please provide us your analysis supporting your position.

Completion of Acquisition or Disposition of Assets, page 3

3. We note that Kennametal, Inc. has an ownership interest in Powdermet, Inc. and that Powdermet, Inc. has an ownership interest in MesoCoat. Aside from these relationships, please revise to disclose if any officers, directors, or employees of Abakan Inc., MesoCoat, Inc., Powdermet, Inc. and/or Kennametal, Inc. are related parties in any other way.

4. You disclose that you entered into the investment agreement on December 11, 2009. However, we note that the agreement itself appears to be dated December 9, 2009. Please revise your disclosure accordingly or provide us an explanation for this apparent inconsistency.

5. Please revise your disclosure to clarify that your acquired your fully diluted 34% equity interest in MesoCoat by purchasing newly issued shares directly from MesoCoat.

6. We note the following disclosure: "On July 13, 2011, the Company had paid the amount of $2,800,000 to MesoCoat for the completion of the Initial Option." Please revise your disclosure to clarify the date on which you exercised the initial option.

Business, page 5

7. Some of the presentation in this section is essentially promotional material more appropriately directed to Abakan's potential customers and advertisers than to Abakan's security holders and potential investors. For example, refer to the phrase "publicly touted by the U.S. Army, NASA and others" on page 7 and the statement "MesoCoat offers government agencies the ideal environmentally friendly anti-corrosion/wear resistant material solutions needed today to sustain current platforms" on page 16. These are just examples. Please revise this section so that the presentation contains balanced disclosure about Abakan and its business.

8. Disclose the specific factual basis for and the context of all Abakan's beliefs, estimates, and opinions in this section. This pertains particularly to disclosure of all projections, statistics, and assertions. Note that Abakan must have a reasonable basis for all projections, statistics, and assertions. If not, Abakan should remove them from the filing. If Abakan relies on a third party source for the information, please disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate location in the Form 8-K.

9. For each of Abakan's products, specify the schedule for transitioning from research and development operations to full scale sales and coating operations. We note the disclosure on page 6 that two of MesoCoat's products are nearing commercialization and the disclosure on page 7 that two of the five products in the PComP product line are in the final stages of client live-site testing.

Overview, page 5

10. We note your disclosure in the first paragraph in this section that you have "a controlling interest in MesoCoat and a non-controlling interest in Powdermet." Please revise your disclosure to state clearly the size of your current direct and indirect ownership interests in MesoCoat and Powdermet. In this regard, we note based on your disclosures elsewhere in the filing that Powdermet continues to own an equity interest in MesoCoat and thus you have an indirect interest in MesoCoat through Powdermet. Please also ensure that similar disclosures are made in future filings on Forms 10-K and 10-Q.

Powdermet, Inc., page 8

11. We note that March 25, 2011 you filed a current report on Form 8-K regarding an accord and satisfaction agreement concerning the purchase of a 41% equity interest in Powdermet for $1.7 million. We further note that the March 25, 2011 current report did not include Item 2.01 disclosure for the transaction. Please provide us your analysis as to why you believed that you did not need to include such disclosure in the current report. In doing, please address the definition of "significant amount of assets" in Instruction 4 to Item 2.01 of Form 8-K.

Powdermet's Business, page 9

12. We note the disclosure that Powdermet has licensed PComP nanocomposite cermets to MesoCoat. Please revise your disclosure to summarize the principal provisions, including duration or term, of the license agreement. Further, refer to section 1.1(m) of exhibit 10(i) to the current report on Form 8-K dated December 9, 2009 and filed December 17, 2009 by Abakan. Since the Powdermet license agreement was not filed as schedule F to exhibit 10(i) of the current report on Form 8-K dated December 9, 2009 and filed December 17, 2009, please amend that current report to include the Powdermet license agreement as an exhibit.

13. We note the disclosure in note M of the financial statements of MesoCoat filed as exhibit 99(i) to your filing that Abakan also has a commitment to purchase consumable powders from Powdermet through July 1, 2013. Please revise your disclosure to summarize the principal provisions of the commitment in the business section.

Future Portfolio Companies, page 10

14. Please tell us what you mean by your "portfolio holdings" and describe your intended activities in connection with such holdings. The description of the activities you provide in this section seems to suggest that you might be primarily engaged in the business of investing in securities, like an investment company. See Section 3 of the Investment Company Act of 1940. Please note that we may have additional comments based on your response.

Industry Overview, page 11

15. We note statements such as "new technologies like those offered by the Company" and "Coating materials supplied by MesoCoat can be used in both applications." Revise this section to make clear that Abakan's portfolio companies have not yet achieved product commercialization.

General Company Competitive Advantages, page 14

16. We note the disclosure of a cooperation agreement with Petroleo Brasileiro S.A. in the last paragraph. Please summarize the principal provisions, including duration or term, of the cooperation agreement. Further, please tell us what consideration Abakan has given to filing the cooperation agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

CermaClad, page 16

17. Please identify the oil company with whom Abakan has entered into an agreement to utilize the CermaClad process in the field. Please summarize the principal provisions, including duration or term, of the agreement. Further, please tell us what consideration Abakan has given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts, page 16

18. Please state the duration or term of the 10 United States patents held by MesoCoat. Further, please provide us the serial number assigned to any pending patent application by the United States Patent and Trademark Office so that we may access the information online.

19. We note the disclosure in note N of the financial statements of MesoCoat filed as exhibit 99(i) to the Form 8-K that Abakan has an exclusive commercial patent license agreement with a third party. Please summarize the principal provisions, including duration or term, of the agreement, and identify the third party in the business section. Further, please tell us what consideration Abakan has given to filing the agreement as an exhibit to the Form 8-K.

Research and Development, page 17

20. For each of the periods presented in the financial statements, please state the amount of the funds provided by the federal government, state government, and end users for projects of MesoCoat and Powdermet.

Management's Discussion and Analysis of Financial Condition . . . , page 22

21. Please tell us why you have limited your disclosure to MesoCoat and have not addressed your (i.e., Abakan's) financial condition and results of operations.

Growth Strategy, page 24

22. Please disclose the amount of financing required for MesoCoat to achieve its growth strategy over the next five years.

Results of Operations, page 25

23. Please disclose the principal provisions, including duration or term, of MesoCoat's exclusive supply agreement with Mattson Technology, Inc. Further, please tell us what consideration Abakan has given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Revenues, page 25

24. Please revise to describe more fully the source of your grant revenues for each period, why the amount of grant revenues changed from period to period, and the extent to which you expect to continue receiving grant revenues in future periods.

Gross Profit/Loss, page 26

25. We note that there have been significant fluctuations in the amounts of gross profit/loss generated each period and that in some periods your costs of revenues do not appear to increase or decrease in tandem with changes in your revenues. Please revise to explain more fully the reasons for fluctuations in your gross profit/loss for each period presented, and where applicable also explain why changes in your costs of revenues and gross profit/loss are not consistent with changes in your revenues during the same period.

Liquidity and Capital Resources, page 27

26. We note that although you have no lines of credit or other bank financing arrangements in place, you have plans for significant purchases of plant and equipment in connection with the construction of a new manufacturing facility. Please revise to disclose the amount of material commitments you had related to the construction of the new manufacturing facility as of February 28, 2011. Please also disclose how you expect to fund these commitments in the absence of existing lines of credit or other bank financing arrangements.

27. We note the disclosure that MesoCoat has entered into an employment agreement with its

president. Please identify MesoCoat's president, state the president's salary, and specify the milestones that must be achieved for the president's salary to increase. Further, please tell us what consideration Abakan has given to filing the employment agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Properties, page 30

28. Please tell us what consideration Abakan has given to filing the lease agreements for the offices in Miami, Florida and the research and development space in Euclid, Ohio as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Directors and Executive Officers, page 33; Other Key Personnel, page 39

29. Please describe briefly the business experience of Messrs. Robert H. Miller, Mark W. Sullivan, James S.B. Chew, Andrew J. Sherman, and John Neukirchen during the past five years. See Item 5.02(c)(2) of Form 8-K and Item 401(e) of Regulation S-K.

Executive Compensation, page 40

30. Please file any compensatory plan, contract, or arrangement with any named executive officer as an exhibit to the Form 8-K. See Item 610(b)(10) of Regulation S-K. We note the disclosure in "Certain Relationships and Related Transactions, and Director Independence" on page 44 that Abakan entered into a consulting agreement with Mr. Robert H. Miller to perform the duties of chief executive officer on December 1, 2009 and into an employment agreement with Mr. Mark W. Sullivan upon his appointment as chief financial officer and principal accounting officer on May 11, 2011.

Certain Relationships and Related Transactions, and Director Independence, page 44

31. In the second paragraph, please identify the company controlled by Ms. Maria C. Maz with whom Abakan entered into a consulting agreement on December 1, 2009. Please file the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

32. In the fifth paragraph, please identify the company to whom a loan was provided on March 1, 2010, and identify the company to whom a loan was provided on April 21, 2010. Further, please identify the related party who owns the two companies.

33. In the sixth paragraph, please identify the related company with whom Abakan entered into a

note receivable on April 29, 2010.

34. In the eighth paragraph, please identify the related company with whom Abakan entered into a note receivable on February 10, 2010 and a consulting agreement after the period ending February 28, 2010. Further, please tell us what consideration Abakan has given to filing the consulting agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Legal Proceedings, page 45

35. We note the disclosure on page 14 that Powdermet has initiated proceedings against the owner of a firm who allegedly stole MesoCoat's trade secrets and used patented formulas to develop a similar syntactic metal composite that has been sold to a couple of large industrial firms. With a view towards disclosure, please tell us the name of the court in which the proceedings are pending, the date instituted, the principal parties, and the relief sought.

Preferred Stock, page 46

36. Please clarify in the first sentence, if true, that no preferred shares were issued and outstanding as of July 13, 2011.

Convertible Securities, page 48

37. Please clarify in the last sentence that the maturity dates of the notes are three years from the date of the issuance of the notes, April 13, 2011 and March 17, 2011.

Recent Sales of Unregistered Securities, page 49

38. In the second paragraph, please state the value of the 60,000 shares of common stock issued to Mr. Mark W. Sullivan on May 11, 2011. See Item 701(c) of Regulation S-K.

Exhibits

39. We note that exhibits 10(X), 99(i), 99(ii), 99(iii), and 99(iv) are tagged as exhibits 10, 99, 99, 99, and 99 on the EDGAR system. In future filings, please ensure that each exhibit is tagged on the EDGAR system with the same number as that shown on the face of the exhibit.

Exhibit 21

40. In future filings, please list the state or other jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21) of Regulation S-K.

Exhibit 99(i) - MesoCoat, Inc. Unaudited Financial Statements, page 1

General

41. Please address each of our comments below regarding your MesoCoat audited financial statements in these interim financial statements as well.

Condensed Balance Sheets, page 2

42. The column heading of your May 31, 2010 balance sheet indicates that these amounts are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended February 28, 2011, you should not imply that the May 31, 2010 balance sheet amounts are audited. Please revise to refer to both the May 31, 2010 and February 28, 2011 balance sheets as being unaudited.

Unaudited Condensed Statements of Cash Flows, page 4

43. We note from your disclosures on page 7 that your construction in process balance increased by more than $500,000 during the nine months ended February 28, 2011. Please confirm that all payables attributable to construction in progress were paid during the nine months ended February 28, 2011. To the extent that any amounts remained unpaid as of February 28, 2011, please revise your unaudited condensed statement of cash flows to reflect these amounts as non-cash investing activities.

Note H – Short-Term Debt, page 8

44. Please tell us how you considered that it was appropriate to continue classifying your convertible promissory notes as debt as of February 28, 2011 in light of the conversion feature and acceleration clauses. Please also tell us how you determined that it was appropriate to accrete the BCF and contingent loss liability over the life of the note. Finally,

please also disclose the extent to which the note holder has expressed any intention of converting any portion of the convertible promissory notes or accrued interest into common stock and/or accelerating the due date of the notes.

Note N – Patent License Agreement, page 12

45. Please revise to describe more fully the terms of your patent license agreement, including the following:

- The specific time periods during which you are required to meet the requirements related to personnel hours and $350,000 of expenditures.

- Your progress towards meeting these requirements as of February 28, 2011 and the implications, if any, that could result from the failure to meet the requirements within specified timeframes.

- The extent to which you have paid the $10,000 and $40,000 execution fees.

- Explain how you considered the need to recognize an accrual for any contingent liabilities related to this agreement as of February 28, 2011.

Exhibit 99(ii) - MesoCoat, Inc. Audited Financial Statements, page 1

Note A – Summary of Significant Accounting Policies, page 7

General

46. We note that your "other" general and administrative expenses represented nearly 29% of total expenses for the year ended May 31, 2010 and therefore appear significant to your current business. Please disclose in greater detail the types of costs included in other general and administrative expenses.

Advertising Expenses, page 10

47. Please disclose the total amount charged to advertising expense for each period presented. Please refer to ASC 720-35-50.

Concentrations of Credit Risk, page 10

48. Please disclose the amounts by which the cash balances on deposit exceed FDIC limits as of each balance sheet date. Please refer to Section 2110.06 of the AICPA Technical Questions and Answers.

Evaluation of Subsequent Events, page 11

49. Since you disclose that you evaluated subsequent events through the date the financial statements were available to be issued, please revise to disclose that date. Please refer to ASC 855-10-50-1.

Note E – Short-Term Debt, page 13

50. Please disclose whether or not your short term and/or long term debt have any financial debt covenant requirements. If so, please revise to disclose the nature of these covenants requirements and your compliance status as of the most recent period presented. Please also revise to disclose the implications, if any that would result in the event of non-compliance with your debt covenant requirements.

Exhibit 99(iii) – Unaudited Proforma Combined Information, page 1

General

51. Please revise to remove the column titled "Proforma Combined Abakan, Inc." from all of your pro forma financial statements. The column is the sum of historical Abakan and MesoCoat financial statements, contains no pro forma adjustments, and could be confusing to a reader.

52. Please revise your pro forma information to give effect also to the 41% acquisition of Powdermet. This should be accomplished by presenting additional pro forma columns to the right of those currently presented. Please ensure that the pro forma subtotal which includes all of the pro forma adjustments related to the MesoCoat transactions remains. Then you can present additional columns to provide the Powdermet adjustments and arrive at another pro forma amount which includes the impact of all pro forma adjustments for both transactions.

Unaudited Proforma Condensed Balance Sheets, page 2

53. Please revise your presentation to present separately each pro forma adjustment on the face of your unaudited pro forma condensed balance sheet so that it is easier for investors to understand the impact of each individual adjustment.

54. Please revise to disclose the amount of historical and pro forma shares outstanding on the face of the pro forma balance sheet.

55. Please revise your unaudited pro forma condensed balance sheet and statements of operations so that your presentation of non-controlling interests is consistent with ASC 810-10-45-15 through 45-21.

Notes to Proforma Combined Balance Sheets and Statements of Operations, page 5

Business Combination in Stages, page 6

56. Please tell us how you calculated the book value of Abakan's 34% investment in MesoCoat to be $858,144 as of February 28, 2011. We note that your calculation of MesoCoat's total fair value at February 28, 2011 is based upon 315,490 shares. It appears that only 229,334 MesoCoat common shares were outstanding as of February 28, 2011. Please revise to explain the reason for the difference in shares used in your calculation.

57. It appears from your disclosures that you revalued both your original 34% investment and the non-controlling interest of 150,000 shares using the $32.50 per share price that you paid for the 17% controlling interest second step. Since the purchase prices for each step of the MesoCoat acquisition, including future purchase options that have not yet been exercised, were included in the agreement when it was first signed, it appears that the $32.50 price per share may not necessarily be representative of the fair value of each MesoCoat share as of the date that you obtained control. Since the MesoCoat shares do not appear to be publicly traded, it is unclear how you determined that $32.50 per share price represented fair value for both the previously held equity interest and the non-controlling interest. This price may not be representative of the value associated with your previously held 34% equity interest since the price paid for the second step acquisition of 17% controlling interest could include a control premium. Furthermore, the price paid for the previously held 34% equity interest could have reflected the fact that synergies were available to the holder of controlling interests at the time but not to you as holder of non-controlling interests at the time. Please tell us how you considered using other valuation techniques and then making any adjustments as necessary to those valuations in order to determine an appropriate fair value of each share as of the date that you obtained control.

Impairment of Goodwill, page 6

58. It appears that your calculation of the fair value in excess of book value is based in part upon book value of ($867,617), which appears to be MesoCoat's book value as of May 31, 2010. Please explain why you used this value instead of MesoCoat's book value as of February 28,

2011. Please also explain how you considered if the reason for the fair value in excess of book value could have been attributable to any other factors aside from goodwill, such as property and equipment, patents and licenses, or research and development activities.

Explanation of Proforma Adjusting Entries, page 7

59. Please reconcile in a footnote between the numerators and denominators used in computing basic and diluted earnings per share or EPS for each period, including pro forma amounts. Please also disclose by type of potentially dilutive security the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS because to do so would have been anti-dilutive for the periods presented.

Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2010

Management's Discussion and Analysis of Financial Condition . . . , page 22

Net Losses, page 23

60. Since your investment in MesoCoat represents a significant portion of your business results, please show us how you will revise your future filings to provide a more substantive discussion, with quantification, of the underlying reasons for the losses incurred by MesoCoat and the extent to which you expect these losses to continue in future periods.

Operating Expenses, page 23

61. It appears that a significant portion of the reason for your increase in operating expenses during fiscal 2010 is attributable to $586,000 in higher consulting fees. Please show us how you will revise your future filings to better explain the nature of these consulting fees, why they were so much higher during fiscal 2010 compared to 2009, and the extent to which you expect to incur this level of consulting fee expense to continue in future periods.

Financial Statements and Supplementary Data, page 26

Report of Independent Registered Public Accounting Firm, page F-2

62. Please amend your Form 10-K to include an audit report that also covers the balance sheet as of May 31, 2009. Please refer to Rule 8-02 of Regulation S-X. When you file your amended Form 10-K/A, please ensure that your updated management certifications are currently dated and refer to the Form 10-K/A.

Note 2 – Significant Accounting Policies, page F-7

Earnings (loss) Per Common Share, page F-9

63. Please disclose by type of potentially dilutive security the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Please refer to ASC 260-10-50-1.

Note 6 – Investment in Non-Controlling Interest, page F-12

64. We note that your December 2009 investment agreement with MesoCoat and Powdermet included three options to acquire additional ownership interests in MesoCoat over a period of up to three years from the date of the original agreement. Please tell us how you considered the need to assign a value to each of the three options embedded within the agreement and the relevant accounting literature that you relied upon to support your conclusions.

65. Please revise your future filings to disclose the total number of MesoCoat shares that you acquired in exchange for your $1.4 million payment.

66. Please show us how you will revise your future filings to include separate financial statements for your significant equity investees when material to investors. For example, please tell us whether or not your Form 10-K for the year ended May 31, 2011 will include separate financial statements for Powdermet, Inc. If not, please tell us how you determined that this investee was not material and also provide us any computations that you performed.

Note 7 – Stockholders' Equity, page F-13

67. Please show us how you will revise your future filings to describe the terms of the warrants issued in connection with your December 16, 2009 equity financing. Please also disclose whether the warrants were immediately exercisable or if they become exercisable over a specified vesting period.

Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2010

Controls and Procedures, page 22

68. You indicate on the top of page 23 that management concluded your disclosures controls and procedures were ineffective for the period ended August 31, 2010; however, it is unclear how management arrived at that conclusion. Please amend your Form 10-Q to explain clearly the facts and circumstances which led management to conclude that your disclosure controls and procedures were ineffective. To the extent that management's conclusion was based upon the identification of one or more material weaknesses, please ensure that your amended disclosures explain the nature of those weaknesses and how you intend to remediate them. Please also ensure that your amended Form 10-Q includes currently dated management certifications that make reference to the Form 10-Q/A.

Quarterly Report on Form 10-Q for the Quarter Ended November 30, 2010

Controls and Procedures, page 22

69. In your Form 10-Q for the quarterly period ended August 31, 2010, you indicated that your disclosure controls and procedures were ineffective as of that period end. You disclose on page 22 that management has determined that your disclosure controls and procedures were effective as of November 30, 2010. However, you also indicate there were no changes in internal control over financial reporting during the period ended November 30, 2010 that materially affected your internal controls over financial reporting. It is unclear how you could have resolved the issues that resulted in ineffective disclosure controls and procedures as of August 31, 2010 during the period ended November 30, 2010 without having any material changes to your internal control over financial reporting. Please amend your Form 10-Q to explain clearly the changes in internal control over financial reporting that were implemented during the period ended November 30, 2010 and resulted in management's ability to conclude that disclosure controls and procedures were effective as of that date. Please also ensure that your amended Form 10-Q includes currently dated management certifications that make reference to the Form 10-Q/A.

Quarterly Report on Form 10-Q for the Quarter Ended February 28, 2011

General

70. Please address the above comments in your interim filings as well.

Condensed Consolidated Unaudited Financial Statements, page 3

Note 6 – Investment in Non-Controlling Interest, page 9

71. Please show us how you will revise your future filings to clarify the total purchase price of your 41% interest in Powdermet, Inc. and the number of Powdermet shares acquired. You disclose on page 10 that in the September 7, 2010 amended stock purchase agreement the purchase price was $1.5 million and that an initial payment of $500,000 was made on September 7, 2010. You also disclose that you completed your purchase of a 41% interest in Powdermet by paying Kennametal, Inc. $1.2 million. It is unclear if this $1.2 million was in addition to the September 2010 payment of $500,000. It is also unclear if this $1.2 million purchase price includes any payments for liquidated damages. If so, please revise your future filings to disclose the total amount of liquidated damages paid separate from the total price paid for your 41% interest in Powdermet, excluding liquidated damages.

72. Please show us how you will revise your future filings to explain how you intend to account for your investment in Powdermet, Inc. during the year ended May 31, 2011. Your disclosure should explain the nature and extent of any significant control that you gained as a result of your investment as well as the nature and extent of control still held by Powdermet's remaining shareholders.

73. Please show us how you will revise your future annual and interim footnotes disclosures to provide the information required by Rule 8-03(b)(3) of Regulation S-X for each significant equity investee.

74. Please show us how you will revise your future filings to explain how the later phases of the purchase agreement for MesoCoat would transpire, if exercised, in light of the fact that you now own 41% of Powdermet which is a significant shareholder of MesoCoat. Your future filing disclosures should explain if you would continue to pay Powdermet for any additional interest in MesoCoat or if you would pay some other party. In the event you were to pay Powdermet, clarify how much, if any, of the proceeds would flow back to you as 41% owner of Powdermet as compared to the other Powdermet shareholders.

Management's Discussion and Analysis of Financial Condition . . . , page 18

Plan of Operation, page 18

75. Please tell us and show us how you will revise you MD&A in future filings to explain how you determined the purchase price for each step of your acquisition of interests in MesoCoat. Your revised future filing disclosures should describe the extent to which you obtained third party appraisals to support the value that you paid for the 34% and 17% interest as well as the agreed upon purchase prices associated with the remaining unexercised options contained in the investment agreement. We note from the disclosures in Items 2.01 and 9.01 of your Form 8-K filed July 13, 2011 that during the year ended May 31, 2010 you paid $17.64 per

share for a 34% interest in MesoCoat and subsequently paid $32.50 per share in July 12, 2011 to acquire an additional 17% interest in MesoCoat. Please show us how your revised future filing disclosures will explain the factors that you considered in deciding to pay such a higher price per share in July 12, 2011 for the additional shares of MesoCoat. Please similarly revise your disclosures in your Form 8-K filed July 13, 2011.

Current Report on Form 8-K Filed March 25, 2011

Item 1.01 – Entry into Definitive Agreement, page 2

76. Please tell us how you considered Rules 8-04 and 8-05 of Regulation S-X in determining that it was not necessary to provide any financial statements or pro forma information related to your acquisition of a 41% interest in Powdermet. Please also provide us the investment, asset, and income computations that you performed to determine the significance of this acquisition under Rule 8-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa H. Etheredge, Staff Accountant, at (202) 551-3424 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have any questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director